Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,691 Registration Statement Nos. 333-221595; 333-221595-01 Dated March 4, 2019 Filed pursuant to Rule 433

Structured Investments

Market-Linked Notes due April 5, 2024 Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the EURO STOXX 50® Index

This document provides a summary of the terms of the notes offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	March 29, 2019
Original issue date:	April 3, 2019 (3 business days after the pricing date)
Maturity date:	April 5, 2024
Interest:	None
Basket:	Basket Component*	Ticker Symbol*	Basket component weighting
	S&P 500® Index (the “SPX Index”)	SPX	50%
	EURO STOXX 50® Index (the “SX5E Index”)	SX5E	50%
* Ticker symbols are being provided for reference purposes only. We refer to the SPX Index and the SX5E Index, collectively, as the underlying indices.
Payment at maturity:

The payment due at maturity per $1,000 stated principal amount will equal:

$1,000 + supplemental redemption amount, if any.

The payment due at maturity will not be less than $1,000 per note regardless of the performance of the underlying indices.

Supplemental redemption amount:	(i) $1,000 times (ii) the basket percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	At least 126%. The actual participation rate will be determined on the pricing date.
Basket percent change:	(final basket value – initial basket value) / initial basket value
Initial basket value:	The initial basket value will equal 100, which is equal to the sum of the products of (i) the initial index value of each basket component, and (ii) the multiplier for such basket component, each as determined on the pricing date.
Final basket closing value:	The basket closing value on the determination date
Basket closing value:	On any date, the sum of the products of (i) the closing value of each basket component on such date, and (ii) the multiplier for such basket component.
Multiplier:	The multiplier for each basket component will be set on the pricing date so that each basket component will represent its applicable basket component weighting in the predetermined initial basket value of 100. Each multiplier will remain constant for the term of the notes.
Determination date:	April 2, 2024, subject to postponement for non-index business days and certain market disruption events
CUSIP/ISIN:	61768DY74 / US61768DY747
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $964.00 per note, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The notes are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest and will have the terms described in the accompanying product supplement, index supplement and prospectus, as supplemented and modified by this document. At maturity, we will pay per note the stated principal amount of $1,000 plus a supplemental redemption amount, if any, based on the value of a basket of two indices on the determination date. These long-dated notes are for investors who are concerned about principal risk but seek a return based on a basket of equity indices, and who are willing to forgo current income in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Hypothetical Payout on the Notes

The table below illustrates the payment at maturity for each note for a hypothetical range of basket percent change and does not cover the complete range of possible payouts at maturity. The table assumes a hypothetical participation rate of 126% and reflects the initial basket value of 100. The actual participation rate will be determined on the pricing date.

Basket percent change	Final basket closing value	Stated principal amount	Supplemental redemption amount	Payment at maturity	Return on $1,000 note
100.00%	200	$1,000	$1,260.00	$2,260.00	126.00%
90.00%	190	$1,000	$1,134.00	$2,134.00	113.40%
80.00%	180	$1,000	$1,008.00	$2,008.00	100.80%
70.00%	170	$1,000	$882.00	$1,882.00	88.20%
60.00%	160	$1,000	$756.00	$1,756.00	75.60%
50.00%	150	$1,000	$630.00	$1,630.00	63.00%
40.00%	140	$1,000	$504.00	$1,504.00	50.40%
30.00%	130	$1,000	$378.00	$1,378.00	37.80%
20.00%	120	$1,000	$252.00	$1,252.00	25.20%
10.00%	110	$1,000	$126.00	$1,126.00	12.60%
5.00%	105	$1,000	$63.00	$1,063.00	6.30%
0.00%	100	$1,000	$0.00	$1,000.00	0.00%
-10.00%	90	$1,000	$0.00	$1,000.00	0.00%
-20.00%	80	$1,000	$0.00	$1,000.00	0.00%
-30.00%	70	$1,000	$0.00	$1,000.00	0.00%
-40.00%	60	$1,000	$0.00	$1,000.00	0.00%
-50.00%	50	$1,000	$0.00	$1,000.00	0.00%
-60.00%	40	$1,000	$0.00	$1,000.00	0.00%
-70.00%	30	$1,000	$0.00	$1,000.00	0.00%
-80.00%	20	$1,000	$0.00	$1,000.00	0.00%
-90.00%	10	$1,000	$0.00	$1,000.00	0.00%
-100.00%	0	$1,000	$0.00	$1,000.00	0.00%

Investing in the notes involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319002924/dp103262_fwp-ps1691.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The notes do not pay interest and may not pay more than the stated principal amount at maturity.

•	Changes in the value of the basket components may offset each other.

•	The market price of the notes will be influenced by many unpredictable factors.

•	There are risks associated with investments in securities linked to the value of foreign equity securities.

•	The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the notes is not linked to the value of the underlying indices at any time other than the determination date.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Adjustments to the basket components could adversely affect the value of the notes.

•	Investing in the notes is not equivalent to investing in the basket components.

•	The notes will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Notes– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2014 through February 28, 2019. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the determination date.

S&P 500® Index Daily Index Closing Values January 1, 2014 to February 28, 2019

EURO STOXX 50® Index Historical Performance

The following graph sets forth the daily index closing values of the EURO STOXX 50® Index for each quarter in the period from January 1, 2014 through February 28, 2019. You should not take the historical values of the EURO STOXX 50® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the EURO STOXX 50® Index on the determination date.

EURO STOXX 50® Index Daily Index Closing Values January 1, 2014 to February 28, 2019